May 17, 2013

Via Edgar Filing
Larry Spirgel
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Steiner Leisure Limited (the "Company")
Form 10-K for the fiscal year ended December 31, 2012
Filed March 15, 2013
Response dated May 3, 2013
Form 10-Q for the Period Ended March 31, 2013
Filed May 9, 2013
File No. 000-28972

Dear Mr. Spirgel:

This letter is in response to your letter dated May 3, 2013, with respect to your review of the above-referenced Form 10-K and Form 10-Q. We note the four numbered comments and your request that we comply with those comments in future filings. Those comments are set forth below in bold for your convenience of reference and are followed by our responses to the comments.

Ideal Image, page 24
  Please supplement the disclosure you intend to add to your future filings in response to comment 3 from our letter dated April 25, 2013 by quantifying the number of the Ideal Image centers that are company owned, physician-owned and franchises.

  Response

  In future filings, beginning with our Annual Report on Form 10-K for the fiscal year ending December 31, 2013 (the "2013 Form 10-K"), we will quantify the number of Ideal Image centers that are company-owned, physician-owned and franchises. At this time, we anticipate that the disclosure would substantially be in the form of the following:

  In states where applicable law prohibits the corporate practice of medicine, referral fees and fee splitting, generally, the Ideal Image centers are owned by physician-owned entities that provide the medical services to the centers' guests.  As of _____, 2014, _____ Ideal Image centers were owned by physician-owned entities (of the remaining ______ centers, _____ are owned by Ideal Image and ____ are franchised).

  Under what are typically multi-year agreements with the physician-owned entities, Ideal Image has responsibility for most of the non-medical operations of these centers, such as center

  Larry Spirgel
  Assistant Director
  U.S. Securities and Exchange Commission
  May 17, 2013

  management, administration, marketing and support services and the acquisition and maintenance of equipment. In exchange for these services, Ideal Image receives a fee for the services provided.  The physician-owned entities are responsible, as required by state law, for the dispensing of patient care services and the exercise of medical judgment.  We believe that our agreements with the physician-owned entities comply with applicable state law. However, it is possible that regulatory authorities or other parties, including the physician entity owners, could allege that our provision of these services and/or the amount of compensation that we are receiving for them violates one or more of the prohibitions referenced above.  In that event, we could be subject to administrative, civil or criminal penalties, our agreements with the physician entities could be found to be invalid and we could be required to restructure our arrangements with medical services providers in these states.

  Definitive Proxy Statement Incorporated by Reference into Part III of Form 10-K

  Audit Committee Report

  We note that you include the information required by Item 407(d)(5) of Regulation S-K within the section titled Audit Committee Report and that your Form 10-K purports to incorporate this information by reference as Part III information. We note, however, the qualification at the end of this section, which indicates that the Audit Committee report shall not be incorporated by reference into any prior filings that incorporate by reference future filings, including the proxy statement. Going forward, please ensure that you provide all of the information required by Form 10-K without qualification.

  Response

  In future filings, beginning with our 2013 Form 10-K, we will provide the information required by Item 407(d)(5) of Regulation S-K outside of the section titled Audit Committee Report.

  Form 10-Q for the Period Ended March 31, 2013

  Item 7. Management's Discussion and Analysis of Financial Condition And Results Of

  Operations, page 16

  Larry Spirgel
  Assistant Director
  U.S. Securities and Exchange Commission
  May 17, 2013

  Results of Operations, page 18

  In your response to comment 4 from our letter dated April 25, 2013 you committed to provide a more detailed analysis of the reasons underlying each material quantitative change in operating measures from period to period; however, several areas of your results of operations discussion in your Form 10-Q for the period ended March 31, 2013 could be revised to provide more meaningful disclosure about your financial results. For example, please explain why average weekly revenues from your land based spas decreased. As another example, while you disclose that Schools revenues declined due to a decrease in student populations caused by the unavailability of financial aid, you do not explain what caused the unavailability of financial aid and whether you expect this issue to affect you going forward. In addition, your disclosure should fully explain disproportionate line item shifts as requested in our prior comment. For example, you attribute each of the declines in Schools revenues and Schools operating income to decreased student populations, but do not explain why revenues decreased only 6% while operating incomes declined 50.3%. Please expand your disclosure going forward.

  Response

  In future filings, beginning with our Quarterly Report on Form 10-Q for the fiscal quarter ending June 30, 2013 (the "June 2013 10-Q"), we will provide a more detailed analysis of the reasons underlying each material quantitative change in operating measures from period to period and fully explain disproportionate line item shifts.

  Please expand the discussion and analysis of your laser hair removal segment to discuss revenues, expenses and trends related to company-owned Ideal Image centers, physician-owned centers under which you receive management and/or service fees and franchised centers under which you receive royalties. Quantify the number of each type of center and discuss trends in the types of centers being opened.

Response

In future filings, beginning with the June 2013 10-Q, we will expand the discussion and analysis of our hair removal segment to discuss revenues, expenses and trends related to company-owned

Larry Spirgel
Assistant Director
U.S. Securities and Exchange Commission
May 17, 2013

Ideal Image centers, physician-owned centers and franchised centers. We will also quantify the number of each type of center and discuss trends in the types of centers being opened.

Please let me know if you have any questions or comments on any of the foregoing.

Thank you for your attention to this matter.

Sincerely,

/s/ Stephen B. Lazarus

Stephen B. Lazarus

Executive Vice President

and Chief Financial Officer

cc:  Robert Littlepage, Accounting Branch Chief
     Joseph Kempf, Senior Staff Accountant
     Kathleen Krebs, Special Counsel
     Jonathan Groff, Staff Attorney